Exhibit 23.1

Consent of Independent Registered Public Accounting Firm

The Board of Directors
Brookline Bancorp, Inc.:

We consent to the incorporation by reference in the registration statement on Form S-8 related to the Brookline Bancorp, Inc. 2021 Stock Option and Incentive Plan of our reports dated February 26, 2021, with respect to the consolidated balance sheets of Brookline Bancorp, Inc. as of December 31, 2020 and 2019, and the related consolidated statements of income, comprehensive income, changes in stockholders’ equity, and cash flows for each of the years in the three-year period ended December 31, 2020 and related notes (collectively, the “consolidated financial statements”) and the effectiveness of internal control over financial reporting as of December 31, 2020, which reports appear in the Brookline Bancorp, Inc. Annual Report on Form 10-K for the year ended December 31, 2020.

/s/ KPMG LLP

Boston, Massachusetts
May 13, 2021